Filed by PepsiAmericas, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: PepsiAmericas, Inc.
(Commission File No. 001-15019)
The following was posted on PASPort, the Company’s intranet site, on August 4, 2009.
Posted on PASPort, Company Intranet
A Message from the CEO
This is an exciting time for our company and the Pepsi system. PepsiCo, PepsiAmericas and The Pepsi Bottling Group have decided to consolidate operations.
The question on most people’s minds is “now what?” For the time being you will see very few changes within the organization. An undertaking this large takes time and requires great planning, patience and expertise. But knowing that you have other questions, we have created this site so employees can receive updates as they occur and ask questions when they have them.
Thank you for supporting the people around you. Be confident and, most importantly, keep winning.
Additional Information
In connection with the proposed merger, PepsiCo will file with the SEC a registration statement on Form S-4 that will include a proxy statement of PepsiAmericas. We will mail the proxy statement / prospectus to our stockholders when it becomes available, because it contains important information for our stockholders regarding the proposed merger. Copies of all documents filed with the SEC regarding this transaction may be obtained free of charge at the SEC’s website, www.sec.gov, or at the website of PepsiAmericas, www.pepsiamericas.com, under “Investor Relations.”
Q&A
Next steps?
1.	What are the next steps in the deal process?
Subsequent to the signing of the purchase agreement, the deal requires certain regulatory and shareholder approvals for closing. This will take months, and we would expect the closing to happen around year end.
What are the implications of the deal?
1.	Will jobs be eliminated and locations consolidated as a result of the transaction?

We recognize that these are questions top of mind for many. Inevitably, as in almost any combination of companies, there will be some reduction of overlapping positions. Beyond this, we don’t have any answers today, as the integration work is just beginning. Be assured that our senior team is working with PepsiCo to move this process forward with the utmost respect and rigor. We recognize the difficulty of continued uncertainties, and we are committed to keeping everyone informed.
2.	What happens if an individual who qualified for change in control severance gets a new job during their pay and/or benefits continuation period?
That individual will continue to be eligible for pay continuation regardless of their employment status, unless otherwise provided in the non-compete section of the Change in Control severance policy. However, benefit continuation would stop if the individual becomes eligible for benefits coverage with a new employer. Participants are required to notify the company if they accept a new position with benefits coverage. For additional information, you can review our Change In Control Policy At-A-Glance on PASPort by clicking here.
3.	I’m not yet fully vested in PepsiAmericas’ 401K plan. Is vesting accelerated upon closing of this transaction?
Yes, vesting is immediately accelerated for participants in the Salaried 401(k) Plan with less than 5 years of service.
How do we handle the media?
1.	If I receive a call from a reporter asking me to comment on the PepsiCo transaction, how should I respond?
Authorized company representatives should talk to the press. If a reporter contacts you, immediately direct them to call Mary Viola in Corporate Communications at 847-598-2870.
Since reporters are generally working on tight deadlines, please act quickly. We appreciate your cooperation.
What does business as usual mean?
1.	What happens to some of the strategic project work we are doing?
We’ve never been an organization that slows down. From our new merchandising project to the automated case pick solution, there is a lot going on. For now, we should continue moving ahead on these projects, unless told otherwise.
2.	If my customers ask me about the PepsiCo transaction, what can I say?
In the short term, we do not expect any changes. And as things do, you’ll hear it from me. This is “business as usual” for our system. And as always, we’re committed to providing you unparalleled customer service and insights.
Tell me about PepsiCo.
1.	Can you tell us more about PepsiCo and its leadership team?
PepsiCo offers the world’s largest portfolio of billion-dollar food and beverage brands, including 18 different product lines that each generates more than $1 billion in annual retail sales. Their main businesses — Frito-Lay, Quaker, Pepsi-Cola, Tropicana and Gatorade — also make hundreds of other nourishing, tasty foods and drinks that bring joy to consumers in over 200 countries. With more than $43 billion in 2008 revenues, PepsiCo employs 198,000 people who are united by a unique commitment to sustainable growth, called Performance with Purpose. For more information on PepsiCo and their leadership team, click here http://www.pepsico.com/Company/Leadership.aspx#indra.page_1